December 22, 2010

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           Yellow7, Inc.
Registration Statement on Form S-1
Filed: November 12, 2010
File No.: 333-170578

Dear Mr. Spirgel:

We are in receipt of your correspondence dated December 9, 2010, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Registration Statement on Form S-1

General

1.
We have reduced the number of shares being sold by non-affiliates by fifty percent (50%) and have deleted the registration of any shares on behalf of the Company.   The Company is not entitled to receive any proceeds from the sale of shares being sold by the non-affiliate selling shareholders and therefore is not conducting an indirect primary offering.   The selling shareholders may only sell the shares at the price paid by subscription and thereafter may sell at prevailing market prices until such time, if ever a market for the common stock develops.   None of the non-affiliate selling shareholders have any significant or material relationship with any of the Company’s management nor are any of the selling shareholders affiliated with any broker or dealer.  All shareholders received the shares as part of the Company’s private placement and have held the shares for approximately eight (8) months. Shares were either purchased for $.50 per share or for par value where services have and will continue to be provided to advance the Company’s current operations.  Such services are valued at $.50 per share and according to shares initially being registered have been reduced by fifty percent (50%) to more accurately reflect services received as opposed to services being rendered.  The Company is an operating company and more than the funds received from the selling shareholders, the Company received certain services that were intended to assist the Company in its continued growth.  None of the selling shareholders is in the business of buying and selling securities nor are any selling shareholders affiliated with any broker/dealer.

2.	The financial statements have been updated in accordance with Rule 8-08 of Regulation S-X.

Prospectus Cover Page

3.	Based on the Company’s decision not to offer any shares in this offering, this comment is not applicable.

4.	Based on the Company not offering any of its common stock, this comment is not applicable.

5.	Revisions to the Registration Statement only include a discussion of the shares being offered by the selling shareholders as the Company will not offer any shares.

6.
Disclosure indicating that there is no market for our securities and a market may never exist and that after the effective date of the Registration Statement we hope to have a market maker file an application with FINRA to trade on the OTC Bulleting Board has been provided.  In addition, disclosure indicating we do not have an underwriter to file a FINRA application on our behalf and if filed, that there is no assurance that our stock will be quoted or that a market will develop has been provided.

7.	Revisions correcting page references have been provided.

 Prospectus Summary, Page 6

8.
Disclosure indicating that neither of our officers and directors intend for the Company one it is reporting, to be used as a vehicle for a private company to become a reporting company and that management does not believe that the Company is a blank check company because there is no intention to merge with any other unidentified company has been provided.

9.	Disclosure that our Company has a limited size with only two (2) officers and directors and three (3) employees.

Our Financial Situation, page 4

10.	Disclosure as to our revenues and net income for the last two (2) fiscal years and most recent interim period has been provided.

Financial Data Summary, page 6

11.	The table of statements of operations data to include results of operations for the year ended December 31, 2009 and 2008 has been revised to provide trends in results of operations.

Risk Factors, page 7

12.	We have been operating for almost ten (10) years and accordingly have no lack of operating history. Disclosure that we have no external credit facility has been provided.

We are seeking additional financing to expand our product development, page 7

13.	Disclosure quantifying how much additional capital we need to grow to our core competencies over the next twelve (12) months has been provided.

Our success is dependent on our officers and directors to properly manage the Company, page 7

14.	Disclosure indicating that we have only two officers and their names has been provided.

As a result of becoming a reporting company…. page 7

15.	Disclosure quantifying our yearly expenses to meet our reporting obligation.

Changing and unpredictable market conditions may impact…. Page 7

16.	Disclosure has been revised to present more relevant and useful information pertaining to our market, demand for our services and competition has been provided.

While Yellow7, Inc. expects to apply for listing on the OTC bulletin board…. page 8

17.
Disclosure has been revised to clarify that the OTC Bulletin Board is not an exchange and that there is no relationship between the issuer of securities and the OTC Bulletin Board has been provided.   Additionally, disclosure that we are required to have a market maker sponsor our application and that we may never receive such sponsorship and that stocks traded on this quotation are usually thinly traded, highly volatile and not followed by analysts.

Use of proceeds, page 12

18.	The use of proceeds disclosure has been deleted since the Company is not conducting an offering of its securities.

Dilution, page 10

19.	Appropriate disclosure pertaining to dilution has been provided.

Selling Security Holders, page 11

20.
Disclosure clearly setting forth that other than services provided, during the last three (3) years, none of the selling shareholders has had any material relationship with the Company or its predecessors or affiliates has been provided.  Disclosure as to how the selling shareholders received their shares has been provided.

21.	The selling shareholder table has been revised to indicate the amount of shares offered and the percentage of shares owned by each selling shareholder after the offering has been provided.

Description of Our Business, page 15

22.	Disclosure as to the sources of information previously disclosed and copies of such materials with cross-referencing has been supplementally provided.

23.	Fuller disclosure as to competitors and government regulation has been provided. Supplementally, please note that the Company is not reliant on a few major customers.

Internet Properties, page 18

24.
 Supplementally, please be advised that the list of customers previously disclosed is in fact, a representative sample of clients and that no client represents more than 10% of revenues during any fiscal year.  Total revenues generated by all the clients for December 31, 2009 and the most recent interim period have been provided.

Management’s Discussion and Analysis, page 20

25.	Disclosure revising all information required by Item 303 of Regulation S-K has been provided for the proper periods as well as liquidity and capital resources have been provided.

Executive Compensation, page 21

26.	Disclosure of the managing member distributions as compensation to both officers and how much such distributions were determined has been provided.

Directors, Executive Officers, Promoters and Control Persons, page 22

27.
 Biographies of both Jon and Jason Burgess have been revised to clarify that their principal occupation during the last ten years has been working for the Company and as a result of working for the Company, provided services for other high profile advertising and public relations firms as well as a large telecommunication company.

28.	Disclosure that Jason and Jon Burgess are brothers has been provided pursuant to Item 401(d) of Regulation S-K.

Certain Relationships and Related Transactions, page 24

29.	Disclosure updating this section regarding the lease payments to Jason and Jon Burgess has been provided pursuant to Item 404 of Regulation S-K.

Recent Sales of Unregistered Securities, page 26

30.	Disclosure required for the past three years by Item 701 of Regulation S-K has been provided.

Financial Statements

Statement of Operations, page F-4

31.	The financial statements will be revised in the next amendment to the registration statement.

Note 1 – Summary of Significant Accounting Policies

Revenue recognition, page F-7

32.	We will revise and expand our revenue recognition policy to discuss our accounting policy for each significant source of revenue in the next registration statement.

Furniture and Equipment, page F-7

33.	Revisions describing how we account for leasehold improvements and the effects on such accounting will be provided in the next registration statement.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

___________________
Jason Burgess
President